EXHIBIT 18




September 12, 1997



Mr. Ronald H. Patron
Chief Financial Officer
Stewart Enterprises, Inc.
110 Veterans Memorial Blvd., 5th Floor
Metairie, LA   70005

Dear Mr. Patron:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting methods as follows: (1) to defer on a current basis a portion of the earnings realized by all prearranged funeral trust funds and escrow accounts for the estimated effects of inflation on the cost of performing prearranged funeral services in the future; (2) to record at the time of sale the revenue and costs related to prearranged sales of cemetery interment rights and related products; and (3) to record at the time of sale the revenue and costs associated with the prearranged sale of burial site openings and closings. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principles described above are preferable in the Company's circumstances to the methods previously applied.

We have not audited any financial statements of Stewart Enterprises, Inc. as of any date or for any period subsequent to October 31, 1996, nor have we audited the application of the changes in accounting principle disclosed in Form 10-Q of Stewart Enterprises, Inc. For the three and nine months ended July 31, 1997; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting changes.

Very truly yours,

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.